AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment dated as of February 26, 2004 to the Investment Sub-Advisory Agreement dated as of May 1, 1998, between Independence Capital Management, Inc. (the “Adviser”) and Vontobel Asset Management, Inc. (formerly Vontobel USA Inc.) (the “Sub-Adviser”) with respect to the International Equity Fund (the “Fund”), a portfolio of the Penn Series Funds, Inc.

WITNESSETH:

WHEREAS, Adviser and Sub-Adviser have entered into an Investment Sub-Advisory Agreement (the “Agreement”) dated as of May 1, 1998, pursuant to which the Sub-Adviser renders investment sub-advisory services to the Fund;

WHEREAS, Section 3 of the Agreement sets forth the terms and conditions with respect to the compensation payable by the Adviser to the Sub-Adviser for the services rendered to the Fund pursuant to the Agreement; and

WHEREAS, Adviser and Sub-Adviser desire to amend Section 3 of the Agreement for the purpose of including additional terms and conditions with respect to the compensation payable to the Sub-Adviser under the Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereby agree as follows:

The following paragraph is added to the Agreement as Section 3E.:

E. Lowest Fee Warranty. Sub-Adviser represents and warrants that the sub-advisory fee payable under this Agreement (the “Sub-Advisory Fee”) is now and in the future will be equal to the lowest fee (expressed as a percentage of assets under management) then being paid to the Sub-Adviser under any other advisory or sub-advisory agreement (including, without limitation, those entered into before February 26, 2004) relating to any similarly sized international equity portfolio of a U.S. registered investment company (the “Lowest Third Party Fee”); provided, however, that the foregoing representation and warranty shall not apply with respect to any advisory or sub-advisory agreement regarding any portfolio of Janus Adviser, a U.S. registered open-end management investment company. If, at any time, the Sub-Advisory Fee becomes greater than the Lowest Third Party Fee, the Sub-Adviser shall promptly provide written notice, in the manner set forth in Section 24, to the Adviser of the existence of such Lowest Third Party Fee and the Sub-Advisory Fee will be reduced to equal the Lowest Third Party Fee effective as of the date on which the Sub-Advisory Fee became greater than the Lowest Third Party Fee. For purposes of this Section 3E, the term “similarly sized” is defined as a range of plus or minus two hundred percent (200%) of the assets of the Fund determined as of February 26, 2004.For purposes of this Section 3E, the term “international equity portfolio” means a portfolio that invests more than 50% of its total assets in equity securities of issuers who are either located outside the U.S. or derive more than 50% of their gross revenues from sources outside the U.S.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

INDEPENDENCE CAPITAL MANAGEMENT, INC		VONTOBEL ASSET MANAGEMENT, INC.

By:	/s/ Peter M. Sherman	By:	/s/ Joseph Mastoloni
Name:	Peter M. Sherman	Name:	Joseph Mastoloni
Title:	President	Title:	Vice President
Date:	02/26/2004	Date:	02/23/2004

VONTOBEL ASSET MANAGEMENT, INC.

		By:	/s/ Heinrich Schlegel
		Name:	Heinrich Schlegel
		Title:	President and Chief Executive Officer
		Date:	02/23/2004

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